SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2004

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

23 September 2004	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

MEIR SREBERNIK APPOINTED AS NEW CHAIRMAN OF MATAV

NETANYA, Israel, September 23, 2004. Matav-Cable Systems Media Ltd. (Nasdaq : MATV) today announced that Meir Srebernik, a director of Matav since March 2002, has been appointed as the Chairman of Matav's Board of Directors. Mr. Srebernik brings with him a wealth of global experience in the telecommunication industry.

Mr. Srebernik was the Chief Executive Officer of Dankner Investments Ltd., a principal shareholder of Matav, and served as a director of various other companies in the Dankner Group. Between the years 1995 and 2000, he was the president and Chief Executive Officer of Netia Holding, a leading Polish alternative fixed line telecommunications company. Between 1987 and 1993 he served as the head of the cable television division of the Israeli Ministry of Communications and during 2001 as a director of Pelephone Communications Ltd., one of the four mobile phone service providers in Israel.

In commenting on the decision of the Board to appoint him as Chairman, Mr. Srebernik said: “I appreciate the confidence expressed by the Delek group and my fellow directors, particularly in light of Matav’s current challenges and potential major role in the consolidation process of the Israeli CATV market. I relish the opportunity to lead Matav in an exciting era where the CATV industry in Israel has begun to launch new Telecommunications services, and I remain committed to creating new ways to serve our customers and generate sustainable value for our shareholders.”

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include approximately 5.3 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995), one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel

Matav Cable Systems

Tel.: +972-9-860-2261

Ayelet Shiloni

Integrated Investor Relations

Tel.: +1-866-447-8633

Tel.: +972 6883-336

ayelet@integratedir.com